Exhibit 99.11

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
North Sea: Islay Development Approved
Paris, July 15, 2010 - Total announces that it has received approval from the United Kingdom Department of Energy and Climate Change (DECC) and the Norwegian Ministry of Petroleum & Energy (MPE) to develop its Islay gas field in the Northern North Sea, 440 kilometres north-east of Aberdeen.
The Islay field is located in Block 3/15 of the United Kingdom sector and partly across the median line in Blocks 29/6a and 29/6c of the Norwegian sector. Lying in a water depth of 120 metres, it has estimated reserves of near to 17 million barrels of oil equivalent and an estimated peak gas production rate of 2.5 million standard cubic metres per day plus associated condensates.
Total is the operator and sole owner of the Islay field as well as the Alwyn North, Dunbar, Grant, Ellon, Nuggets, Forvie North and Jura fields in the same region. Although a separate field, Islay is just 3 kilometres east of Jura and will be connected to Total’s Alwyn facility with first gas planned for the second half of 2011.
Yves-Louis Darricarrère, President of Total Exploration & Production, said: “We are delighted to have received the go-ahead to develop the Islay field. Along with our recently launched Laggan-Tormore, it forms the basis of an exciting portfolio of new production opportunities that is further strengthening Total’s presence in the North Sea and on the United Kingdom Continental Shelf.”
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as estimated reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place Jean Millier — La Défense 6 — 92078 Paris La Défense Cedex, France or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.